Exhibit 99.1

RRSat Global Communications Network Ltd.

Notice of Annual General Meeting of Shareholders

October 30, 2007

To the Shareholders of
RRSat Global Communications Network Ltd.:

        NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of RRSat Global Communications Network Ltd. will be held on October 30, 2007 at 3:00 p.m. (Israel time), at RRSat’s executive offices at Reem Junction, D.N. Shikmim 79813, Israel (the telephone number at that address is +972-8-861-0000).

        The following matters are on the agenda for the meeting:

(1)	to elect seven directors – the terms of our current directors (other than our Outside Directors) will expire at the meeting, and we are proposing to elect seven directors;

(2)	to appoint an observer to our Board of Directors and to approve his compensation; and

(3)	to ratify the appointment and compensation of Somekh Chaikin, a member of KPMG International, as our independent public accountants for 2007 – Israeli law requires that we ask you, on an annual basis, to approve the appointment and compensation of our independent public accountants; when this proposal is raised, you will also be invited to discuss our 2006 financial statements.

        You are entitled to vote at the meeting if you are a shareholder of record at the close of business on October 1, 2007. You are also entitled to vote at the meeting if you hold Ordinary Shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on October 1, 2007, or which appears in the participant listing of a securities depository on that date.

        You can vote your Ordinary Shares by attending the meeting or by completing and signing a proxy card. Proxy cards will be distributed to shareholders after the record date together with a proxy statement which will include the full version of the proposed resolutions.

        The seven directors nominated in proposal No. 1 will be elected by cumulative voting of the shareholders voting on this proposal in person or by proxy. Each shareholder shall be entitled to as many votes as shall equal the number of Ordinary Shares held by such shareholder multiplied by seven (the number of directors to be elected). Each shareholder may cast all of its votes for a single director nominee or may distribute its votes among any number of director nominees as it may see fit. The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve proposals Nos. 2 and 3. In addition, a special majority vote will be required for approval of proposal No. 2. In order to approve the appointment and compensation of the observer to our Board of Directors, the affirmative vote of the Ordinary Shares must either include at least one-third of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter, or the total shares of non-interested shareholders voted against this proposal must not represent more than one percent of our outstanding Ordinary Shares. Except as noted above with respect to proposal No. 1, each Ordinary Share is entitled to one vote upon each of the matters to be presented at the meeting.

        This notice is being sent only to shareholders of record, in accordance with the requirements of the Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000. We will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders after the record date for the meeting. Shareholders may also review the proxy statement on our company’s website at www.rrsat.com or at our principal executive offices stated above, upon prior notice and during regular working hours (telephone number: +972-8-861-0000) until the date of the meeting.

By Order of the Board of Directors, GILAD RAMOT Chairman of the Board of Directors

Dated: September 25, 2007